IMPORTANT NOTICE TO SHAREHOLDERS

February 2014

PAX WORLD FUNDS SERIES TRUST I

PAX WORLD INTERNATIONAL FUND

SPECIAL MEETING OF SHAREHOLDERS

SCHEDULED FOR MARCH 17, 2014

PLEASE VOTE NOW

Recently we distributed proxy material regarding the Special Meeting of Shareholders of Pax World International Fund. Our records indicate that we have not received voting instructions for your account(s). We urge you to act promptly in order to allow us to obtain sufficient votes. In order for your vote to be represented, we must receive your instructions prior to your Fund’s meeting date. Your vote is important no matter how many shares you own.

We encourage you to utilize one of the following options today to record your vote:

1.              By Phone: Please call the proxy soliciting agent at 1-866-612-1829. Representatives are available to take your vote Monday through Friday between 9:00 a.m. and 11:00 p.m. and on Saturday from 12:00 p.m. to 6:00 p.m., ET.

2.              By Internet: Follow the instructions on your voting instruction form.

3.              By Touchtone Phone: Follow the instructions on your voting instruction form.

4.              By Mail:  If you prefer to vote by mail, please complete your voting instruction form and return it in the enclosed postage-paid envelope.

Remember, your vote counts.  Please vote today.

For the reasons set forth in the proxy material previously delivered to you, the Board of Trustees recommends a vote FOR the proposal.

Thank you for your prompt attention to this matter.

The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of any fund.  For important information regarding Pax MSCI International ESG Index Fund, or to receive a free copy of a proxy/information statement/prospectus relating to a proposed merger, please call the proxy solicitor or visit its website.  The telephone number and website for the proxy solicitor may be obtained by visiting www.paxworld.com.  The proxy/information statement/prospectus contains important information about fund objectives, strategies, fees, expenses and risk considerations. The proxy/information statement/prospectus is also available for free on the SEC’s website (www.sec.gov).  Please read the proxy/information statement/prospectus carefully before making any decision to invest or when considering a merger proposal.

IMPORTANT NOTICE TO SHAREHOLDERS

February 2014

PAX WORLD FUNDS SERIES TRUST I

PAX WORLD INTERNATIONAL FUND

SPECIAL MEETING OF SHAREHOLDERS

SCHEDULED FOR MARCH 17, 2014

PLEASE VOTE NOW

Recently we distributed proxy material regarding the Special Meeting of Shareholders of Pax World International Fund. Our records indicate that we have not received voting instructions for your account(s). We urge you to act promptly in order to allow us to obtain sufficient votes. In order for your vote to be represented, we must receive your instructions prior to your Fund’s meeting date. Your vote is important no matter how many shares you own.

We encourage you to utilize one of the following options today to record your vote:

1.              By Internet: Follow the instructions on your voting instruction form.

2.              By Touchtone Phone: Follow the instructions on your voting instruction form.

3.              By Mail:  If you prefer to vote by mail, please complete your voting instruction form and return it in the enclosed postage-paid envelope.

Remember, your vote counts.  Please vote today.

For the reasons set forth in the proxy material previously delivered to you, the Board of Trustees recommends a vote FOR the proposal.

Thank you for your prompt attention to this matter.

The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of any fund.  For important information regarding Pax MSCI International ESG Index Fund, or to receive a free copy of a proxy/information statement/prospectus relating to a proposed merger, please call the proxy solicitor or visit its website.  The telephone number and website for the proxy solicitor may be obtained by visiting www.paxworld.com.  The proxy/information statement/prospectus contains important information about fund objectives, strategies, fees, expenses and risk considerations. The proxy/information statement/prospectus is also available for free on the SEC’s website (www.sec.gov).  Please read the proxy/information statement/prospectus carefully before making any decision to invest or when considering a merger proposal.

IMPORTANT NOTICE TO SHAREHOLDERS

February 2014

PAX WORLD FUNDS SERIES TRUST I

PAX WORLD INTERNATIONAL FUND

SPECIAL MEETING OF SHAREHOLDERS

SCHEDULED FOR MARCH 17, 2014

PLEASE VOTE NOW

Recently we distributed proxy material regarding the Special Meeting of Shareholders of Pax World International Fund. Our records indicate that we have not received voting instructions for your account(s). We urge you to act promptly in order to allow us to obtain sufficient votes. In order for your vote to be represented, we must receive your instructions prior to your Fund’s meeting date. Your vote is important no matter how many shares you own.

We encourage you to utilize one of the following options today to record your vote:

1.              By Phone: For automated telephone voting, call 1-800-337-3503, available 24 hours a day, and follow the recorded instructions.  If you would like to speak to the proxy soliciting agent, call 1-866-612-1829. Representatives are available to take your vote Monday through Friday between 9:00 a.m. and 11:00 p.m. and on Saturday from 12:00 p.m. to 6:00 p.m., ET.

2.              By Internet: Visit www.proxy-direct.com and follow the on-screen instructions.

3.              By Mail:  If you prefer to vote by mail, please complete the proxy card and return it in the enclosed postage-paid envelope.

Remember, your vote counts.  Please vote today.

For the reasons set forth in the proxy material previously delivered to you, the Board of Trustees recommends a vote FOR the proposal.

Thank you for your prompt attention to this matter.

The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of any fund.  For important information regarding Pax MSCI International ESG Index Fund, or to receive a free copy of a proxy/information statement/prospectus relating to a proposed merger, please call the proxy solicitor or visit its website.  The telephone number and website for the proxy solicitor may be obtained by visiting www.paxworld.com.  The proxy/information statement/prospectus contains important information about fund objectives, strategies, fees, expenses and risk considerations. The proxy/information statement/prospectus is also available for free on the SEC’s website (www.sec.gov).  Please read the proxy/information statement/prospectus carefully before making any decision to invest or when considering a merger proposal.